SCHEDULE 13G

Amendment No. 5
Ogden Corporation
common stock
Cusip # 676346109


Cusip # 676346109
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	2,351,500
Item 6:	0
Item 7:	5,112,600
Item 8:	0
Item 9:	6,430,510
Item 11:	13.00%
Item 12:	    HC


Cusip # 676346109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,430,510
Item 8:	0
Item 9:	6,430,510
Item 11:	13.00%
Item 12:	IN


Cusip # 676346109
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,430,510
Item 8:	0
Item 9:	6,430,510
Item 11:	13.00%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		Ogden Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Two Pennsylvania Plaza,
		New York, NY 10121

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		676346109

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	6,430,510

	(b)	Percent of Class:
	13.00%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	2,351,500

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	5,112,600

	(iv)	shared power to dispose or to direct the
disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Ogden Corporation. The interest of one person, Fidelity Management Trust Company, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of
1934, in the common stock of Ogden Corporation, amounted to 2,726,200 shares or 5.51% of the total outstanding common stock at December 31, 1999.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Ogden Corporation at December 31, 1999 is true, complete and correct.


	January 14, 2000
Date




Signature



	Eric D. Roiter
	Duly authorized under
Power of Attorney
	dated December 30, 1997,
by and on behalf
	of FMR Corp. and its
direct and indirect
	subsidiaries.




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,386,400 shares or 4.82% of the common stock outstanding of Ogden Corporation ("the Company") as a result of acting as investment adviser to various investment companies (the "funds") registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of
Fidelity, and the funds collectively each has sole power to dispose of the 2,386,400 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 2,726,200 shares or 5.51% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 2,726,200 shares and sole power to vote or to direct the voting of 2,351,500 shares.

	Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities. As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 1,317,910 shares or 2.66% of the common stock outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit
B.

	FMR Corp. and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section
13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and Fidelity International Limited on a joint basis.


EXHIBIT to SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 1,317,910 shares or 2.66% of the common stock outstanding of Ogden Corporation.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section
13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and Fidelity International Limited on a joint basis.

	FIL has sole dispositive power over 1,317,910 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 1,317,910 shares of common stock held by the International Funds as reported above.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on January 14, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Ogden Corporation at December 31, 1999.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of
Attorney
	dated December 30, 1997, by and on
behalf
	of FMR Corp. and its direct and
indirect
	subsidiaries.

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of
Attorney
	dated December 30, 1997, by and on
behalf
	of Edward C. Johnson 3d.

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of
Attorney
	dated December 30, 1997, by and on
behalf
	of Abigail P. Johnson.

Fidelity Management & Research
Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

Fidelity International Limited

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of
Attorney
	dated December 30, 1997, by and on
behalf
	of Fidelity International Limited
and its direct
and indirect subsidiaries.

Fidelity Management Trust Company

By   /s/Frank V. Knox
	Frank V. Knox
	Vice President and Ethics and
Compliance
Officer at FMR Co. under resolution
of The
	Board of Directors dated July 19,
1995